UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008

Commission File Number: 001-33766

AGRIA CORPORATION
Room 706, 7/F, Huantai Building, No. 12A
South Street Zhongguancun
Haidian District, Beijing 100081
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

AGRIA CORPORATION
Form 6-K

Page

Signature	3
Exhibit 99.1 — Press Release

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation
By:	/s/ Alan Guanglin Lai
Name:	Alan Guanglin Lai
Title:	Chairman of the Board and Co-Chief Executive Officer
Date: April 14, 2008

Exhibit 99.1
Agria Intends to Vigorously Contest and Defend Allegations
     Beijing, China — April 14, 2008 — Agria Corporation (NYSE: GRO) (the “Company”), an innovative China-based agri-solutions provider, announced today that the Company has been named as a defendant in a securities class action filed in the United States District Court for the Southern District of New York. The complaint also names as defendants some of the directors and officers of the Company, as well as the control person of the Company with respect to alleged misleading and omitted disclosures in the Company’s registration statement for its initial public offering in November 2007. The complaint alleges that some or all of the defendants violated Section 11, Section 12 and Section 15 of the Securities Act of 1933 and requests unspecified compensatory damages. It is possible that there may be other lawsuits filed, repeating these allegations. The Company intends to vigorously contest and defend the allegations against it in any and all of these lawsuits.
About Agria Corporation
     Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products developed through its own research and development capability. The company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations China Tel: 86 10 8785-9020 matt.feng@agriacorp.com	David Pasquale, Senior Vice President U.S. Tel: +914-337-1117 david.pasquale@agriacorp.com